UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: September 10, 2014 to November 20, 2014

Commission File Number: 1-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2 place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

EXHIBIT INDEX

EX 99.1:	Total receives offer from Arkema for its Bostik adhesives affiliate, France

EX 99.2:	Total presents outlook and objectives, France

EX 99.3:	Total sells its midstream Utica assets to a group of Korean companies, USA

EX 99.4:	Total Energy Ventures Invests in NexSteppe, USA

EX 99.5:	New brand baseline and global Corporate advertising campaign for Total, France

EX 99.6:	Total confirms the death of Chairman and CEO Christophe de Margerie, France

EX 99.7:	Update: The Governance and Ethics Committee and the Board of Directors will meet without delay, France

EX 99.8:	Total’s Board of Directors pays homage to Christophe de Margerie and organizes the Group’s new governance, France

EX 99.9:	Total sells an 8% interest in Gina Krog field and interests in three minor fields, Norway

EX 99.10:	Philippe Sauquet appointed President, Refining & Chemicals at Total, France

EX 99.11:	Third Quarter and First Nine Months 2014 Results, France

EX 99.12:	Total announces its interim dividend for the third quarter 2014, France

EX 99.13:	Total Energy Ventures Steps Up Its Investment in Energy Storage by Acquiring an Interest in Aquion Energy, France

EX 99.14:	Total Commits to Three Major International Initiatives to Combat Climate Change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: November 21, 2014	By:	/s/ Humbert de Wendel

		Name:	Humbert de WENDEL

		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: France: Total receives offer from Arkema for its Bostik adhesives affiliate (September 19, 2014)

•	EXHIBIT 99.2: France: Total presents outlook and objectives (September 22, 2014)

•	EXHIBIT 99.3: USA: Total sells its midstream Utica assets to a group of Korean companies (September 23, 2014)

•	EXHIBIT 99.4: USA: Total Energy Ventures Invests in NexSteppe (September 24, 2014)

•	EXHIBIT 99.5: France: New brand baseline and global Corporate advertising campaign for Total (September 30, 2014)

•	EXHIBIT 99.6: France: Total confirms the death of Chairman and CEO Christophe de Margerie (October 21, 2014)

•	EXHIBIT 99.7: France: Update: The Governance and Ethics Committee and the Board of Directors will meet without delay (October 21, 2014)

•	EXHIBIT 99.8: France: Total’s Board of Directors pays homage to Christophe de Margerie and organizes the Group’s new governance (October 22, 2014)

•	EXHIBIT 99.9: Norway: Total sells an 8% interest in Gina Krog field and interests in three minor fields (October 28, 2014)

•	EXHIBIT 99.10: France: Philippe Sauquet appointed President, Refining & Chemicals at Total (October 29, 2014)

•	EXHIBIT 99.11: France: Third Quarter and First Nine Months 2014 Results (October 29, 2014)

•	EXHIBIT 99.12: France: Total announces its interim dividend for the third quarter 2014 (October 29, 2014)

•	EXHIBIT 99.13: France: Total Energy Ventures Steps Up Its Investment in Energy Storage by Acquiring an Interest in Aquion Energy (November 13, 2014)

•	EXHIBIT 99.14: USA: Total Commits to Three Major International Initiatives to Combat Climate Change (November 20, 2014)